EXHIBIT 4.4

UPSTREAM GUARANTEE

(the “Upstream Guarantee”)

of

Linde GmbH

(a limited liability company (Gesellschaft mit beschränkter Haftung) under the laws of the Federal Republic of Germany)

(“Linde GmbH”)

to

Linde plc

(a public limited company incorporated under the laws of Ireland with registered number 602527)

(“Linde plc”)

relating to

notes issued by Linde plc (the “Linde plc Notes”)

and

the guarantee (the “Programme Guarantee”) of Linde plc for the benefit of the holders (the “Noteholders”) of notes (the “Linde Finance Notes”) issued by

Linde Finance B.V.

(incorporated as a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) under the laws of The Netherlands)

(“Linde Finance”),

in each case under the EUR 10,000,000,000 Debt Issuance Programme of Linde plc and Linde Finance dated 11 May 2020 (as amended, supplemented or restated from time to time) (the “Programme”).

WHEREAS:

(A)	Linde plc intends to issue Linde plc Notes under the Programme from time to time.

(B)

Linde Finance intends to issue Linde Finance Notes under the Programme from time to time. By way of the Programme Guarantee, Linde plc will guarantee unconditionally and irrevocably the payment of principal and interest as well as any other amounts payable in respect of the Linde Finance Notes that may be issued by Linde Finance under the Programme.

(C)

Substantially concurrently with the execution and delivery of this Upstream Guarantee, Praxair Inc., incorporated under the laws of Delaware, USA, (“Praxair”) will agree to fully and unconditionally guarantee Linde plc’s obligations under the Linde plc Notes and under the Programme Guarantee (the “Concurrent Upstream Guarantee”).

(D)	Linde GmbH wishes to provide this Upstream Guarantee for the benefit of Linde plc.

IN CONSIDERATION OF THE FOREGOING, IT IS AGREED AS FOLLOWS:

(1) (a)

Linde GmbH hereby fully and unconditionally guarantees to Linde plc all obligations of Linde plc under the Linde plc Notes and under the Programme Guarantee. Failing payment when due by Linde plc of any amount under the Linde plc Notes or the Programme Guarantee, as the case may be, for whatever reason, Linde GmbH shall be obligated to pay the same immediately to Linde plc. Linde GmbH agrees that the Noteholders will not be required to claim payment from the Parent or proceed against the Parent or any other person before being obligated to fulfill its obligations to Linde plc under this Upstream Guarantee. The Holders of Notes issued by Linde plc or Linde Finance B.V. under the Programme will not have any direct enforcement rights under this Upstream Guarantee against Linde GmbH.

(b)

The Upstream Guarantee constitutes unconditional, unsecured and unsubordinated obligations of Linde GmbH and ranks pari passu with all other unsecured and unsubordinated obligations of Linde GmbH outstanding from time to time (save for any other mandatory provisions of law).

(c)

All amounts payable in respect of the Upstream Guarantee shall be payable without deduction or withholding for or on account of any present or future taxes, duties or governmental charges of any nature whatsoever imposed, levied or collected by or in or on behalf of the Netherlands or the the Republic of Germany or by or on behalf of any political subdivision or authority therein having power to tax, unless such deduction or withholding is required by law. In such event, Linde GmbH will not be obliged to make any additional payments to Linde plc in respect of such withholding or deduction.

(d)

The obligations of Linde GmbH under the Upstream Guarantee (i) shall be separate and independent from the obligations of Linde plc under the Linde plc Notes and the obligations of Linde Finance under the Linde Finance Notes, as the case may be, (ii) shall exist irrespective of the legality, validity and binding effect or enforceability of the Linde plc Notes or the Linde Finance Notes, as the case may be, and (iii) shall not be affected by any event, condition or circumstance of whatever nature, whether factual or legal, save the full, definitive and irrevocable satisfaction of any and all payment obligations expressed to be assumed under the Linde plc Notes or the Linde Finance Notes, as the case may be.

(2)

Linde GmbH may refuse to make any payments under this Upstream Guarantee to the extent any such payment would result in a violation of Sections 30 et seq. or Section 43 of the German Limited Liability Companies Act (Gesetz betreffend die Gesellschaften mit beschränkter Haftung) (or a successor provision of such law or comparable provision under any successor law) or would otherwise lead to personal liability of its managing directors (Geschäftsführer). Linde GmbH covenants to use all commercially reasonable efforts to maximize the amount payable under this Upstream Guarantee to the extent permitted by applicable German law.

(3) (a)	The Upstream Guarantee is given for an indefinite period.

(b)	The Upstream Guarantee expires in full if

(i)	the Linde plc Notes and the Linde Finance Notes have been fully and irrevocably repaid; or

(ii)	all obligations under the Programme Guarantee have been fully and irrevocably fulfilled; or

(ii)	all obligations under the Upstream Guarantee have been fully and irrevocably fulfilled.

(4)

Linde GmbH will be automatically released from all of its obligations under this Upstream Guarantee if and when (i) (x) it has been, is or will be, substantially concurrently released from all of its guarantee obligations (including guarantees of guarantees) with respect to Funded Debt of Linde plc and Praxair and (y) the aggregate outstanding principal amount of Funded Debt of Linde Finance is not greater than $100,000,000 or (ii) Linde GmbH is no longer a subsidiary of Linde plc. “Funded Debt” means any obligation for the payment of borrowed money with an initial term longer than one year.

(5)

Linde GmbH hereby confirms that it is its intention that the Upstream Guarantee does not constitute a fraudulent transfer or conveyance for the purposes of US Bankruptcy Law, the US Uniform Fraudulent Conveyance Act, the US Uniform Fraudulent Transfer Act or any similar US federal, US state or foreign law to the extent applicable to the Upstream Guarantee. To effectuate the foregoing intention, Linde GmbH hereby irrevocably agrees that the obligations of Linde GmbH under the Upstream Guarantee shall be limited to the extent necessary so that it shall not constitute a fraudulent transfer or conveyance.

(6)	Linde plc agrees to only consent to amendments to the Linde plc Notes or the Programme Guarantee, as the case may be, with the prior written consent of Linde GmbH.

(7)	This Upstream Guarantee shall be governed by, and construed in accordance with, German law.

(8)	Non-exclusive place of jurisdiction for all legal proceedings arising out of or in connection with the Upstream Guarantee shall be Frankfurt am Main, Germany.

[Signature Page to follow]

Pullach, Germany, 11th May 2020

Linde GmbH

/s/ Eduardo Menezes	/s/ Matthias von Plotho
By: Eduardo Menezes	By: Matthias von Plotho

Guildford, UK, 11th May 2020

Linde plc

/s/ Christopher Cossins
By: Christopher Cossins

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